Surf Air Mobility Inc.

12111 S. Crenshaw Blvd.

Hawthorne, California 90250

July 24, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	Surf Air Mobility Inc. Withdrawal of Request for Acceleration of Registration Statement on Form S-1 and Form S-4 (Registration No. 333-272403)

Ladies and Gentlemen:

Surf Air Mobility Inc. (the “Company”) hereby respectfully withdraws its request that the Securities and Exchange Commission accelerate the effective date of the Company’s registration statement on Form S-1 and Form S-4 (Registration No. 333-272403), as amended, so that it becomes effective on July 21, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Sincerely,

Surf Air Mobility Inc.

By:	/s/ Sudhin Shahani
Sudhin Shahani
Chief Executive Officer